SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule TO
TENDER OFFER STATEMENT UNDER SECTION
14(d)(1) OR 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

Halliburton Company
(Name of Subject Company (Issuer))

Halliburton Company
(Name of Filing Person (Issuer and Offeror))

Common Stock, $2.50 Par Value
(Title of Class of Securities)

406216101
(CUSIP Number of Class of Securities)

Albert O. Cornelison, Jr.
Executive Vice President and General Counsel
Halliburton Company
1401 McKinney, Suite 2400
Houston, Texas 77010
Telephone (713) 759-2600
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

Darrell W. Taylor	Andrew M. Baker	John B. Tehan
Baker Botts L.L.P.	Baker Botts L.L.P.	Simpson Thacher & Bartlett LLP
910 Louisiana Street	2001 Ross Avenue	425 Lexington Avenue
Houston, Texas 77002-4995	Dallas, Texas 75201-2980	New York, New York 10017-3954
(713) 229-1234	(214) 953-6500	(212) 455-2000

CALCULATION OF FILING FEE

Amount of
Transaction Valuation*	Filing Fee**
$3,039,401,070	$93,310

*	This valuation assumes the exchange of up to 135,627,000 shares of KBR, Inc. (“KBR”) common stock, par value $0.001 per share (“KBR common stock”), for shares of Halliburton Company common stock, par value $2.50 per share (“Halliburton common stock”). Estimated solely for purposes of calculating the filing fee pursuant to Rule 0-11(a)(4) under the Securities Exchange Act of 1934, based on the product of (i) $22.41, the average of the high and low sale prices of KBR common stock, par value $0.001 per share, on The New York Stock Exchange on March 1, 2007 and (ii) 135,627,000, the maximum number of shares of KBR common stock to be exchanged in the exchange offer.
☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $93,310	Filing Party: KBR, Inc.
Form of Registration No.: Form S-4, Reg. No. 333-141027	Date Filed: March 2, 2007

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1
☒	issuer tender offer subject to Rule 13e-4
☐	going-private transaction subject to Rule 13e-3
☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

SCHEDULE TO

This Tender Offer Statement on Schedule TO (“Schedule TO”) is filed by Halliburton Company, a Delaware corporation (“Halliburton”). This Schedule TO relates to the offer by Halliburton to exchange up to 135,627,000 shares of common stock, par value $0.001 per share (“KBR common stock”), of KBR, Inc., a Delaware corporation (“KBR”), in the aggregate, for shares of Halliburton common stock, par value $2.50 per share (“Halliburton common stock”), upon the terms and subject to the conditions set forth in the Prospectus — Offer to Exchange, dated March 2, 2007 (the “Prospectus — Offer to Exchange”) and the related Letter of Transmittal, copies of which are filed as Exhibits (a)(1)(i) and (a)(1)(ii) hereto (which, together with any amendments or supplements thereto, collectively constitute the “Exchange Offer”). In connection with the Exchange Offer, KBR has filed under the Securities Act of 1933, as amended, a registration statement on Form S-4 (Registration No. 333-141027) (the “Registration Statement”) to register up to 135,627,000 shares of KBR common stock. The information set forth in the Prospectus — Offer to Exchange and the Letter of Transmittal is incorporated herein by reference in response to all the items of this Schedule TO, except as otherwise set forth below.

Item 1.	Summary Term Sheet.

Reference is made to the information set forth in the Prospectus — Offer to Exchange under the headings “Questions and Answers About the Exchange Offer” and “Summary — The Exchange Offer,” which is incorporated herein by reference.

Item 2.	Subject Company Information.

(a) Name and Address.  Reference is made to the information set forth in the Prospectus — Offer to Exchange under the heading “Summary — The Companies,” which is incorporated herein by reference.

(b) Securities.  Reference is made to the information set forth in the Prospectus — Offer to Exchange under the heading “Capitalization of Halliburton and KBR — Halliburton,” which is incorporated herein by reference.

(c) Trading Market and Price.  Reference is made to the information set forth in the Prospectus — Offer to Exchange under the heading “Market Prices and Dividend Information — Halliburton Common Stock,” which is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.

(a) Name and Address.  The filing person is the subject company. Reference is made to the information set forth in the Prospectus — Offer to Exchange under the headings “Summary — The Companies” and “Security Ownership of Management of Halliburton — Management of Halliburton,” which is incorporated herein by reference.

Item 4.	Terms of the Transaction.

(a) Material Terms.  Reference is made to the information set forth in the Prospectus — Offer to Exchange under the headings “Questions and Answers About the Exchange Offer,” “The Transaction — Accounting Treatment,” “The Exchange Offer,” “Spin-Off Distribution of KBR Common Stock,” “U.S. Federal Income Tax Consequences” and “Comparison of Stockholder Rights,” which is incorporated herein by reference.

(b) Purchases.  Reference is made to the information set forth in the Prospectus — Offer to Exchange under the headings “Questions and Answers About the Exchange Offer” and “The Exchange Offer — Terms of the Exchange Offer,” which is incorporated herein by reference.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

(e) Agreements Involving Subject Company Securities.  Reference is made to the information set forth under the heading “Agreements Between Halliburton and KBR and Other Related Party Transactions” in the Prospectus — Offer to Exchange, which is incorporated herein by reference.

Item 6.	Purposes of the Transaction and Plans or Proposals.

(a) Purposes.  Reference is made to the information set forth in the Prospectus — Offer to Exchange under the heading “The Transaction — Reasons for the Exchange Offer,” which is incorporated herein by reference.

(b) Use of Securities Acquired.  The shares of Halliburton’s common stock acquired by Halliburton in the Exchange Offer will be retained as treasury stock.

(c) Plans.  Not applicable.

Item 7.	Source and Amount of Funds or Other Consideration.

(a) Source of Funds.  Reference is made to the information set forth in the Prospectus — Offer to Exchange under the headings “Summary — The Exchange Offer” and “The Exchange Offer,” which is incorporated herein by reference.

(b) Conditions.  Not applicable.

(d) Borrowed funds.  Not applicable.

Item 8.	Interest in Securities of the Subject Company.

(a) Securities Ownership.  Reference is made to the information set forth in the Prospectus — Offer to Exchange under the heading “Security Ownership of Management of Halliburton — Security Ownership of Halliburton Management,” which is incorporated herein by reference.

(b) Securities Transactions.  Based on the information available as of March 1, 2007, the following table sets forth the transactions in shares of Halliburton common stock by Halliburton and its directors and executive officers of Halliburton during the past 60 days.

		Number	Price	Type of
Name	Date	of Shares	Per Share	Transaction

Alan M. Bennett	January 31, 2007	317.27	$29.32	Acquisition of Stock Equivalent Units under the Halliburton Company Directors’ Deferred Compensation Plan, which convert to common stock on a one-for-one basis.
James R. Boyd	January 31, 2007	702.44	$29.32	Acquisition of Stock Equivalent Units under the Halliburton Company Directors’ Deferred Compensation Plan, which convert to common stock on a one-for-one basis.
Albert O. Cornelison	January 8, 2007	3,957	$31.05	Disposal of Common Stock(1)
Robert L Crandall	January 31, 2007	1,811.19	$29.32	Acquisition of Stock Equivalent Units under the Halliburton Company Directors’ Deferred Compensation Plan, which convert to common stock on a one-for-one basis.
Kenneth T. Derr	January 31, 2007	453.88	$29.32	Acquisition of Stock Equivalent Units under the Halliburton Company Directors’ Deferred Compensation Plan, which convert to common stock on a one-for-one basis.
C. Christopher Gaut	January 8, 2007	3,540	$31.05	Disposal of Common Stock(1)
Ray L. Hunt	January 31, 2007	745.28	$29.32	Acquisition of Stock Equivalent Units under the Halliburton Company Directors’ Deferred Compensation Plan, which convert to common stock on a one-for-one basis.
Andrew R. Lane	January 8, 2007	338	$31.05	Disposal of Common Stock(1)
	February 21, 2007	3,241	$30.38	Disposal of Common Stock(1)
David J. Lesar	January 8, 2007	22,811	$31.05	Disposal of Common Stock(1)
Craig W. Nunez	February 2, 2007	529	$29.62	Disposal of Common Stock(1)
Lawrence J. Pope	January 8, 2007	338	$31.05	Disposal of Common Stock(1)
	January 30, 2007	133	$29.15	Disposal of Common Stock(1)
	February 22, 2007	794	$30.05	Disposal of Common Stock(1)
Jay A. Precourt	January 31, 2007	444.33	$29.32	Acquisition of Stock Equivalent Units under the Halliburton Company Directors’ Deferred Compensation Plan, which convert to common stock on a one-for-one basis.
David R. Smith	January 8, 2007	653	$31.05	Disposal of Common Stock(1)
	January 8, 2007	1.3	$31.05	Acquisition of Common Stock through Master Trust(2)

(1)	Shares transferred to Halliburton for payment of Federal tax withholding obligations on lapse of restrictions on shares issued under the 1993 Stock and Incentive Plan. Said Plan permits Reporting Person to satisfy withholding tax obligation by transferring unrestricted shares to Halliburton.

(2)	Beneficial interest in 861.28 shares of Halliburton common stock by the Halliburton Company Employee Benefit Master Trust No. 3, which shares are 100% vested.

Item 9.	Persons/Assets, Retained, Employed, Compensated or Used.

(a) Solicitations or Recommendations.  Reference is made to the information set forth in the Prospectus — Offer to Exchange under the heading “The Exchange Offer — Fees and Expenses,” which is incorporated herein by reference.

Item 10.	Financial Statements.

(a) Financial Information.  Reference is made to the information set forth in the Prospectus — Offer to Exchange under the headings “Summary — Selected Historical Consolidated Financial Data for Halliburton and KBR” and “Where You Can Find More Information About Halliburton and KBR,” which is incorporated herein by reference. The financial statements included as Item 8 and Exhibit 12 in Halliburton’s Annual Report on Form 10-K for the annual period ending December 31, 2006 is incorporated herein by reference.

(b) Pro Forma Information.  Reference is made to the information set forth in the Prospectus — Offer to Exchange under the heading “Halliburton Company Unaudited Pro Forma Condensed Consolidated Financial Information.”

Item 11.	Additional Information.

(a) Agreements, Regulatory Requirements and Legal Proceedings.

(1) None.

(2) Reference is made to the information set forth in the Prospectus — Offer to Exchange under the headings “Summary,” “The Transaction,” and “The Exchange Offer,” which is incorporated herein by reference.

(3) Reference is made to the information set forth in the Prospectus — Offer to Exchange under the headings “Summary” and “The Transaction,” which is incorporated herein by reference.

(4) Not applicable.

(5) None.

(b) Other Material Information.  Reference is made to the information set forth in the Prospectus — Offer to Exchange, which is incorporated herein by reference.

Item 12.	Exhibits.

Exhibit Number	Description

(a)(1)(i)	Prospectus — Offer to Exchange, dated March 2, 2007 (incorporated by reference to KBR’s Registration Statement on Form S-4 (File No. 333-141027) (the “KBR Registration Statement”)).
(a)(1)(ii)	Letter of Transmittal (incorporated by reference to Exhibit 99.1 to the KBR Registration Statement).
(a)(1)(iii)	Notice of Guaranteed Delivery (incorporated by reference to Exhibit 99.2 to the KBR Registration Statement).
(a)(1)(iv)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.3 to the KBR Registration Statement).
(a)(1)(v)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.4 to the KBR Registration Statement).
(a)(1)(vi)	Notice of Withdrawal (incorporated by reference to Exhibit 99.5 to the KBR Registration Statement).
(a)(1)(vii)	Correspondence to Halliburton stockholders whose shares are held through custodial accounts with Computershare or HBOS (incorporated by reference to Exhibit 99.6 to the KBR Registration Statement).
(a)(4)(i)	Press release dated February 26, 2007 (incorporated by reference to Halliburton’s Form 425 filing with the SEC on February 26, 2007).
(a)(4)(ii)	Prospectus — Offer to Exchange, dated March 2, 2007 (incorporated by reference to the KBR Registration Statement).
(b)	None.
(d)	None.
(g)	None.
(h)(i)	Opinion of Baker Botts L.L.P. (incorporated by reference to Exhibit 8.1 to the KBR Registration Statement).

Item 13.	Information Required by Schedule 13E-3

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

HALLIBURTON COMPANY

By:	/s/ C. Christopher Gaut
Name: C. Christopher Gaut

Title:	Executive Vice President and Chief Financial Officer

Dated: March 2, 2007

EXHIBIT INDEX

Exhibit Number	Description

(a)(1)(i)	Prospectus — Offer to Exchange, dated March 2, 2007 (incorporated by reference to KBR’s Registration Statement on Form S-4 (File No. 333-141027) (the “KBR Registration Statement”)).
(a)(1)(ii)	Letter of Transmittal (incorporated by reference to Exhibit 99.1 to the KBR Registration Statement).
(a)(1)(iii)	Notice of Guaranteed Delivery (incorporated by reference to Exhibit 99.2 to the KBR Registration Statement).
(a)(1)(iv)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.3 to the KBR Registration Statement).
(a)(1)(v)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.4 to the KBR Registration Statement).
(a)(1)(vi)	Notice of Withdrawal (incorporated by reference to Exhibit 99.5 to the KBR Registration Statement).
(a)(1)(vii)	Correspondence to Halliburton stockholders whose shares are held through custodial accounts with Computershare or HBOS (incorporated by reference to Exhibit 99.6 to the KBR Registration Statement).
(a)(4)(i)	Press release dated February 26, 2007 (incorporated by reference to Halliburton’s Form 425 filing with the SEC on February 26, 2007).
(a)(4)(ii)	Prospectus — Offer to Exchange, dated March 2, 2007 (incorporated by reference to the KBR Registration Statement).
(b)	None.
(d)	None.
(g)	None.
(h)(i)	Opinion of Baker Botts L.L.P. (incorporated by reference to Exhibit 8.1 to the KBR Registration Statement).